Filed by Grubb & Ellis Realty Advisors, Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
Commission File Number: 001-32753
Grubb and Ellis Realty Advisors Conference Call
June 19, 2007
Corporate Speakers

•	Rich Pehlke	Grubb & Ellis Realty Advisors	EVP and CFO
•	Mark Rose	Grubb & Ellis Realty Advisors	CEO
•	Mark Chrisman	Grubb & Ellis Company	EVP, Acquisitions
Participants

•	Donald Greco	Vintage Partners	Analyst
•	Hadi Habal	Millennium Partners	Analyst
•	David Spatman	Winthrop	Analyst
•	Mike Fox	JPMorgan	Analyst
•	Neal Danix	SPAC	Analyst
PRESENTATION
Operator: Good day, ladies and gentlemen, and welcome to the Grubb & Ellis Realty Advisors Conference Call. My name is Lisa, and I will be your coordinator for today. t
(OPERATOR INSTRUCTIONS)
I would now like to turn the presentation over to Mr. Rich Pehlke, Chief Financial Officer of Grubb & Ellis Realty Advisors. Please proceed, sir.
Rich Pehlke: Thank you, Operator, and good morning, everyone. Yesterday, Grubb & Ellis Realty Advisers announced that it has entered into a definitive agreement with Grubb & Ellis Company, to acquire a portfolio of assets that Grubb & Ellis acquired and warehoused for the purpose of facilitating the company’s business combination, and that Grubb & Ellis Realty Advisors filed a preliminary Proxy Statement with the SEC pertaining to stockholder approval of its business combination.
The Proxy Statement is available on the website maintained about the SEC at www.sec.gov. Additionally, today we are hosting a live webcast, which you can access on the Grubb & Ellis Realty Advisors site, www.grubb-ellisrealtyadvisors.com. A copy of the slides may be downloaded from the website, as well.
Please be aware that certain statements made during this conference call, which are not historical, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Grubb & Ellis Realty Advisors believes that expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained.

Factors and risks that could cause actual results to differ materially from those expressed or implied by forward-looking statements are detailed in the preliminary Proxy Statement filed with the SEC, as well as the company’s other filings with the SEC. It is important to note that the company does not undertake a duty to update any forward-looking statements. You are urged to read the preliminary Proxy Statement, and when it becomes available, the definitive Proxy Statement.
The Proxy Statement will contain important information and should be read before making any voting decisions with respect to the proposed business combination, or any of the other matters with respect to which the company’s stockholders will be asked to vote, pursuant to the Proxy Statement.
Information on how to obtain a copy of the proxy, and who is participating in the solicitation of the company’s security holders is detailed on page three of today’s presentation. At this time, I’d like to introduce the leadership of Grubb & Ellis Realty Advisors who are with us today on the call. Michael Kojaian is Chairman of Grubb & Ellis Realty Advisors and Grubb & Ellis Company, and he serves as Chairman of the Board of both companies.
Mark Rose ,CEO of Grubb & Ellis Realty Advisors and Grubb & Ellis Company. He is also a member of the board of both companies. Myself, I serve as Chief Financial Officer of both Grubb & Ellis Realty Advisors and Grubb & Ellis Company. And with us today also is Mark Chrisman, EVP of acquisitions, Grubb & Ellis Company. The four of us also represent the current investment committee of Grubb & Ellis Realty Advisors.
With that, I’d like to turn the call over to Mark Rose, CEO.
Mark Rose: Thank you, Rich, and, everyone, thank you for joining us today. It was our pleasure a little over 12 months ago, when we were able to get on a road show and talk to you about the launch of Grubb & Ellis Realty Advisors. At that time, we laid out our goals, our objectives and our strategies. We are here with you this morning to walk you through the proxy that was filed last night and the proposed business combination, and we are very, very excited about the execution of those goals and objectives that were laid out a year ago.
The asset purchases that we will be talking about are compelling. They are assets that have been handpicked to drive shareholder value, each with compelling characteristics, characteristics of assets that are well positioned but under managed, or underpositioned in terms of their marketplace, all with an opportunity to drive rates, drive rents, and therefore, drive profits and cash flow to our shareholders.
There is significant upside in these assets, and as we will discuss, the originations and the process that we have gone through, we look forward to acquiring more assets to drive Grubb & Ellis Realty Advisors. This opportunity is something, as we said, we are all excited about. And what I’d like to do, is if we could turn to the webcast, and we will follow through on that, starting on page five, would like to take you through the proposed business combination.
Grubb & Ellis Realty Advisors was formed in September of 2005 as a blank-check company to acquire commercial real estate. At the time, we said we would acquire office and individual assets in tertiary markets, and you will be hearing more about that. It’s exactly what we’ve done.
The company is headquartered in Chicago, Illinois. It’s listed on the AMEX under the ticker symbol GAV, and in March 2006, we raised approximately $134 million for investment. Working with a sponsor company, the Grubb & Ellis Company, GAV is prepared to acquire approximately $122 million of assets. There are three assets to make up $122 million, that were warehoused as an accommodation for Grubb & Ellis Realty Advisors by the Grubb & Ellis Company.
These assets will all be acquired on a cost-neutral basis to Grubb & Ellis Realty Advisors. It’s very important to understand an accommodation relationship was set up to acquire speed to market for Grubb & Ellis Realty Advisors.
Now that Grubb & Ellis Realty Advisors’ board has accepted and entered into a contract to acquire these properties, we are here to talk to you about them today. These assets are Class A and B office buildings. They are located in Danbury, Connecticut, in Dallas, Texas, and Rosemont, a suburb of Chicago.
It is also important to note that our targeted returns met or exceeded the expectations that we outlined over a year ago on our road show, and we are going to be seeking shareholder approval as we work through the proxy process, starting with the filing of the proxy with the SEC last night.
If we turn to page six, let’s talk a little bit about how we got here. Our platform was one of the key components of launching Grubb & Ellis Realty Advisors. With a sponsor company with assets and resources wide and deep, the acquisitions team worked with the field, our brokers, client relationship managers and clients to originate and acquire assets for the GAV.
We looked through and parsed through $5.7 billion of assets, 60 million square feet in 30 distinct markets, to handpick these three assets to form the basis of our business combination. The fact that we saw and analyzed all of these assets bodes very well for the future, as well, in terms of executing on the origination and the theories of using the platform.
We also should mention, and will talk about it a little more in detail in a few moments, that Grubb & Ellis on May 22nd announced its intention to merge with NNN Realty Advisors, creating a best-in-class real estate services company, and increasing the strength of the Grubb & Ellis Company, its people, its platform and all of its toolkits.

These assets, as we said, have been warehoused to accommodate the business combination, and we are looking forward to the future with great excitement. If we turn to page seven, let’s take a brief overview of the portfolio. Danbury Corporate Center clearly being the largest of the three assets, located in Danbury, Connecticut, Abrams Centre in Dallas, Texas, and 6400 Shafer in Rosemont, Illinois.
All were underperforming or under managed, all underleased in markets with increasing rental rates, in markets with increasing occupancy rates, that are located on major transportation routes with diversified employment bases. All multi-tenanted buildings, all purchased below replacement cost.
The opportunity is just that simple. The story, as we’ve always mentioned, is just that simple. Use our platform, the resources, to acquire assets that could be repositioned through robust leasing programs, significant tenant retention programs and cost controls and management of the assets to drive returns and shareholder values.
And as we outlined at the bottom of page seven, we look to meet or exceed the returns we even discussed on the road show, as this portfolio is expected to yield leveraged IRRs of approximately 20%. Turning over to page eight now, we’d like to take you through a brief overview of each of these properties.
The Danbury Corporate Center in Danbury, Connecticut, it’s a 15-building, four-story, million-square-foot office complex that was the former headquarters of Union Carbide and Dow Chemical. This asset was purchased on Friday. It is currently 64% occupied in a market that competitive properties are 94% leased.
The property was acquired at $77 a square foot, which represents a 72% discount to replacement cost, and an 80% discount to its original construction cost. It’s well located, and as you will hear for each of these, in its submarkets, robust leasing programs will drive returns.
If we turn to page nine now, Abrams Centre in Dallas, Texas, 15 stories, 325,000 square feet, 53% occupied at acquisition earlier this year, already up to 57% occupied and we’re going to talk about the other momentum we have with leasing in a moment. Originally constructed in 1983, purchased at $62 a square foot, a 70% discount to replacement cost. It is operating in a submarket that’s over 75% occupied at the moment. Again, under managed, underleased, giving us our opportunity to drive value here.
On page ten, 600 Shafer in Rosemont, Illinois, seven stores, 180,000 square feet, 56% occupied at acquisition, 61% occupied now, with additional momentum. It was purchased at $120 per square foot, which represents a 40% to 45% discount to replacement cost. In a marketplace that is improving day by day, in a marketplace that is already at almost an 80% occupancy in the submarket, we again look for significant value to be generated out of this asset, as well.

Now turning over to page ten, as I mentioned, it’s not just about acquiring and leasing — excuse me, page 11. It’s not just about acquiring and leasing, but if you take a look on the left-hand side of the slide, each of these assets are experiencing significant, significant inquiries and activity and bodes well for future leasing, which we plan on hitting as fast and as hard as we can to meet with our initial hold periods of three to five years, with the absolute intention of keeping our hold periods to three years.
But I must tell you, if we can take a step back and we look at the right-hand side of slide number 11, slightly over a year ago, we came before many of you and said the following. We said we would invest in office and industrial assets. We said we would industrial in secondary and tertiary markets. We said we would invest with buildings with attractive fundamentals where we could reposition and use the strength of the Grubb & Ellis platform.
We said we would capitalize using our brokers and our client relationship managers. We said we would use 75% leverage — that was our target, to drive returns. And, we said that we would target returns of 18% to 20% leveraged IRRs. And we are here today to tell you we have executed on each and every objective that we set out.
It is compelling, it is exciting, and in addition, we want to remind you when we take you through the balance of this presentation, that there is more to come. The platform is sound and growing, our board of directors is confident in the path to grow Realty Advisors to execute on each of these, not only now, but in the future.
And especially in light of the proposed merger with Triple Net Properties for the Grubb & Ellis Company, which is a distinct company from Grubb & Ellis Realty Advisors, I’d like to now turn this over to Rich Pehlke, our CFO, to talk about our enhanced capabilities.
Rich Pehlke: Thank you, Mark. To begin on page 12, we outline a number of the benefits we expect from the relationship between Grubb & Ellis and Realty Advisors going forward. We believe we’ll be in a unique position to have Grubb & Ellis provide value-added services to our strategy.
Beginning with the early-stage sourcing, evaluation and diligence process as we look at new properties, then through the intermediate steps, such as management and revenue enhancement, all the way through the sale and disposition processes, we roll properties as part of the execution.
All of this will be done through our large, seasoned network of over 5,700 professionals in what will be 122 offices across the country post merger. So, again, we believe the value of the relationship with Grubb & Ellis going forward is absolutely integral to the execution of the strategy. As we announced in May the merger with NNN Realty Advisors —.

On page 13, we’ve outlined a little bit about the combined company of Grubb & Ellis going forward post merger. It’s important to understand some of these attributes, especially in light of the fact that this will be a significant shareholder of Grubb & Ellis Realty Advisors.
For those of you who may not be aware, NNN Realty Advisors was founded in 1998. It is a real estate management and services company, with a portfolio of over $4.7 billion of assets and 34 million square feet in its investment programs. We believe that the combined company, post merger, of Grubb & Ellis will be a well-balanced, diversified, full-service real estate company.
It will have a strong balance sheet. The two companies have complementary business models that will feed off of each other in excellent fashion. It’s poised for growth, and as I mentioned, it will be a significant, owning about 19.9% of Realty Advisors, again, assuming no redemption through the business combination.
Turning to page 14. Just to reiterate what Mark said earlier, the investment strategy for Realty Advisors remains on track and remains unchanged. We will invest our assets and the proceeds from our investments, to continue to grow the portfolio in a diversified fashion.
The company is poised to move quickly. And, when you look at the bottom right-hand corner of this chart, we conservatively outlined that we have over $0.5 billion in purchasing power, assuming the same leverage attributes of 75% that we applied to the current properties, and again, that does not include the funding of the reserves, as well. So again, it’s a very powerful company. It has the asset power to execute the strategy.
On page 15, we outline the current investment committee. As I mentioned earlier in the call, as I did the introduction, the four of us who are with you today on the call are experienced leaders with strong backgrounds in both business and real estate. Michael and Mark serve on the board of Realty Advisors, along with three independent directors.
The governance process is well established, and was very good through our early transactions. All of us were directly involved in the transactions leading up to our progress that we’re outlining for you today.
On page 16, the next steps. As we mentioned and announced, the agreement with Grubb & Ellis has been finalized. We filed the preliminary proxy and will await approval from the SEC. We anticipate the timing to be that in September of ‘07 that we should have a shareholder vote to approve the business combination.
Once executed, the initial portfolio of properties will be transferred to Realty Advisors per the agreement on a cost-neutral basis, and Mark outlined that earlier as well, and as detailed in the Proxy Statement. The standalone Realty Advisors entity then will be enabled to execute its business strategy, and it certainly will have the assets and the purchasing power to do so.

On page 17, we’ve included some select pro forma data from the Proxy Statement. I’d just call your attention to the top half of the page, where you can see that for the nine months of fiscal ‘07, we’re already seeing good progress in the early stages of Realty Advisors and we continue to believe that, once fully capable and enabled, this company will continue to show good operating progress. As I pointed out on the bottom, the balance sheet is strong, and it should enable us to execute the strategy very quickly.
With that, I’ll turn it over to Mark to conclude the presentations.
Mark Rose: Thank you, Rich, and it’s appreciated. We highly encourage everyone to read the proxy, the preliminary proxy that was filed last night with the SEC. It outlines and details the proposed transaction. But, as I look back from words that we used over a year ago, to being on the phone with you here this morning, the words compelling and exciting continue to come up.
We set forth a story, a strategy and a vision. We said we would execute in a specific way. We have checked off all of those boxes. We are excited about these returns, and we are hopeful to be working through all of you through this proxy process, working through the SEC and ultimately to a shareholder vote to drive even more returns for all of our shareholders in the future.
That concludes our prepared remarks. Operator, if we can open up the line for questions, we would like to do so right now.
QUESTION AND ANSWER SESSION
Operator: (OPERATOR INSTRUCTIONS)
Your first question comes from the line of [Donald Greco] with [Vintage] Partners.
Donald Greco: Hi, guys.
Mark Rose: Hi.
Rich Pehlke: Hello.
Donald Greco: Congratulations on completing the warehousing agreement and looking forward to that. A couple questions about your vision for the company. You mentioned a holding period of, say, three to five years. I was wondering, if we were to break down the total return that GAV is going to get from these properties and from other investments, what percent would you say would come from capital gains upon disposition versus rent?
Mark Rose: Well, I think there’s going to be a component of both, and that’s an interesting question. What’s going to drive value will be the leasing of the properties. These are all assets that are underleased, so by driving leasing. But given what we’ve purchased the properties at and then hopefully three-year holds or less, a significant amount of the value is going to be a capital gain value, which will then be reinvested into additional assets.
Donald Greco: So basically the model is to acquire underperforming assets and then polish them up and then flip them, and then acquire more assets, polish them up and flip them.
Mark Rose: Absolutely. This is a capital event-driven strategy. It’s why we didn’t take the form of some of the other forms we could have taken, including a REIT structure. We wanted to use a very specific leverage, which was the target of 75%, and we wanted to buy these, lease them up, using the power of the sponsor company, as well as the assets of Realty Advisors itself and then engage in capital events so we can reinvest and drive more value.
Donald Greco: Now, in terms of these capital events, do you see the company as being one that pays out occasional special dividends, or will there be 100% reinvestment?
Mark Rose: We are intending for 100% reinvestment, particularly in the early stages or early life of the company. As the company gets larger and larger, I think a series of things are available to our shareholders, from payouts to even changing the structure for more tax-advantaged structures. But in the early stages of this life, it’s meant to buy, reposition, drive, use the capital to buy more.
Donald Greco: I’m just thinking that because the real estate operating companies tend to trade at a lower multiple these days to other REIT structures, if GAV could eventually become a manager of a REIT or something like that.
Looking at the pro forma balance, at the pro forma operating segment, the company is cash flow negative at the moment. Do you know when we’re going to lift off and become cash flow positive?
Mark Rose: Well, I think the important part here again to remember is that we have to do first things first, and that is to get the business combination effective. That unleashes all the assets in the trust, which gives us tremendous cash flow opportunities as we rent or lease up the properties. We are already seeing operating performance, and again, keep in mind, the properties are in Grubb & Ellis, not in GAV, right now. So as we can get them transferred over, we’ll see the cash flow improve.
Donald Greco: Okay. Now, the Danbury site had some kind of environmental issue and you escrowed $2 million for that. Let’s say that it costs $3 million to remedy the site. Who pays?
Rich Pehlke: The seller pays. We have an indemnity with the seller that beyond the $2 million escrow they are responsible for effectively all cleanup of that fairly minor environmental issue, so beyond the $2 million, they would still retain responsibility.

Donald Greco: What’s the credit looking like on this portfolio in terms of percentage investment grade versus non-investment grade, and kind of how does that affect your leasing strategy?
Rich Pehlke: Well, it depends on the asset, actually. If we look at Danbury, Danbury has — it’s about 60% leased or 55% leased, of the 64, to credit quality tenants including Praxair and Honeywell and Boehringer Ingelheim.
Abrams might be the antithesis of that, where the prior owner took a strategy of leasing to small, local guys who really weren’t creditworthy. Our strategy across the board is to really enhance the credit quality of our tenancy, increase the term and spend the capital to bring those types of tenants in as part of our overall repositioning.
Donald Greco: Now, finally, will GAV remain an external company in terms of it being fully externally managed by Grubb & Ellis, or will GAV gradually acquire its own staff of people dedicated to our business?
Mark Rose: It is intended that as Grubb & Ellis Realty Advisors grows that it will add its own staff. As you know, under the special purpose acquisition [corp] structure, the company really can’t expend dollars on operating expenses. And so, as the sponsor company, Grubb & Ellis Company has been providing that. There will still be agreements in place for asset-level services, but with the growth of GAV it will add its own staff.
Operator: Your next question comes from the line of [Hadi Habal] with Millennium Partners. Please proceed.
Hadi Habal: Hi, a couple of questions on the economics, or expected economics, for the rents — for the lease-up of the buildings. Could you walk through for each of the assets where market rents are, and what sort of concession packages you think you would need to offer in terms of TIs per foot to attract tenants, if at all?
Mark Chrisman: Sure. This is Mark Chrisman. Sure. The rent structure generally for Danbury and Abrams is similar, not the actual rent, but we’re going to a base plus E there. Rents in the market of Danbury are around $21 to $22, depending upon the space, plus E, so [D] is effectively a net number, and that’s a gross base. In Abrams Centre, we’re at about $13 to $14 gross plus E, and then in 6400 Shafer we’re around $13 net, a little different rent structure.
Hadi Habal: Okay, that’s great. So it’s gross for Danbury, gross for Abrams and net for Shafer, right?
Mark Chrisman: I’m sorry.

Hadi Habal: The rents you were quoted were gross for Danbury and Abrams and net for Shafer.
Mark Chrisman: That’s correct, right. We have the plus E part, which is electricity, which is (inaudible).
Hadi Habal: Yes, and then what about TIs?
Mark Chrisman: The TI package is — we’re pretty standard with market there in each building. We’re around $30 to $35 in Danbury, $20 to $25 in both 6400 and Abrams.
Hadi Habal: Sorry, $20 to $25?
Mark Chrisman: $20 to $25.
Hadi Habal: Okay. And then — are you going to have to give any other concessions like free rent or anything like that in each of these markets?
Mark Chrisman: We’ve built in a little bit of free rent at each of the assets, kind of declining over time, in line with the market. For instance in Dallas right now, we’ve seen free rent effectively going away or declining to a month or two for a five-year lease. And so, we’ve underwritten a few months, or a month per year, effectively, on each asset. We think that will be a little conservative.
Hadi Habal: Okay. I’m good. Thank you, very much.
Operator: Your next question comes from the line of [David Spatman] with [Winthrop]. Please proceed.
David Spatman: Yes, hi. I was just wondering, could you discuss as you sell these buildings — will you be able to avoid taxation on the sales?
Rich Pehlke: In terms of income taxation, this vehicle has been set up, again, as a capital gains vehicle. So I don’t think we will avoid a taxation here, but it was not meant to in the early stages of this. We are looking to take our returns and reinvest, and then think about tax-advantaged strategies later in its life after we have executed on the objectives that have been set up.
David Spatman: Okay, and then the pro forma information that’s included in the presentation, that’s pro forma for these buildings?
Rich Pehlke: Correct.
David Spatman: And net income is — is that negative cash flow from operations, or is that including deprecation? I’m just unclear as to the relationship of that net income figure to cash flow.

Rich Pehlke: It includes everything.
David Spatman: Okay, but what would the NOI be for the buildings?
Rich Pehlke: I’m sorry. Say that again.
David Spatman: What would the net operating income be for the buildings.
Rich Pehlke: The budgeted NOI for the first year, it’s about a 5% cap rate, which is about $6 million.
Operator: Your next question comes from the line of Mike Fox with JPMorgan. Please proceed.
Mike Fox: Good morning, guys. I just had two quick questions. I was wondering if you can comment on the environment. I know you’ve been focusing a lot on the leasing market so far on the call, but on the actual sales environment, as far as you guys being able to buy more properties and just the sales environment on the impact of rising rates over the last couple weeks?
Mark Rose: Sure, Mike, thanks. We are very comfortable, as we have been. obviously, it is something that we monitor constantly. We have been consistent to say whether it was a year ago or on any of the calls that we’ve had over the last few quarters that we’ve had a chance to talk to you.
Interest rate spikes are a problem for this marketplace. A rising interest rate, given what we’re looking at in terms of the secondary and tertiary markets that are undervalued, that are off market, using our level of leverage, we feel comfortable — as we said, we looked at $5.7 billion and for various reasons chose these three, but we still think there’s an awful lot of opportunity to target assets of the same quality with the same return profile and same characteristics.
Mike Fox: Okay, but you think the market in general could be impacted by the rates?
Mark Rose: I think the highly levered buyer, Mike, may have a little bit more of an issue than the assets that we’re looking at. But I still think this is a solid, strong market. I think it’s accepting the interest rates well in terms of the equity buyers out there. There’s still an awful lot of capital and so the market — the market’s holding up. But I come back to what we’re looking at and our characteristics and our profiles, and we feel confident we can continue to deliver.
Mike Fox: Okay. And then, can you talk about the impact that the NNN acquisition with Grubb & Ellis Company will have on the management of GAV, if anything, or if it’s too early to tell?

Mark Rose: Well, Mike, just upfront, these are two separate companies, right? So you have enhanced value at the Grubb & Ellis Company level by putting together a 50-year real estate services leader with NNN Realty Advisors, a great investment management and services vehicle.
That only strengthens the platform. The relationship between the two companies continues to be that Grubb & Ellis Company, post merger, will continue to own the 19%-plus of Grubb & Ellis Realty Advisors. But the team on the phone with you is the team moving forward, and that’s what we have for you.
Mike Fox: Okay. And then with regard to the relationship between GAV and GBE, is there any type of stipulation where a change in control would change any of the relationships?
Mark Rose: Nope.
Rich Pehlke: No.
Mike Fox: Okay, great. Thanks a lot, and congratulations on closing the deal.
Mark Rose: Thank you, mike.
Operator: (OPERATOR INSTRUCTIONS)
Your next question is a follow-up from the line of Hadi Habal with Millennium Partners. Please proceed.
Hadi Habal: Thanks, guys, one more question. In terms of target occupancy one year out or just lease-up timeframe, could you give us some color for each of the assets?
Rich Pehlke: Sure. Our hold period is three to five years. We’ve kind of stated we want to hold these assets particularly for about three years. Our leasing velocity typically trends with about that range, leasing up over time totaling about three years. So for 6400 Shafer, we’re actually around I think two years to stabilization, and the other two assets are around three years to hit stabilization.
Now, stabilization is different in every case. In Danbury, we’re assuming we stabilize at around 90%. In Dallas, around 92% or 93%, and then in 6400 around 94% or 95%.
Hadi Habal: Excellent, thank you.
Operator: Your next question comes from the line of [Neal Danix] with [SPAC]. Please proceed.
Neal Danix: Hi, guys. for each of the properties, once you’ve optimized them to the state that you want to get them to, from your experience, what do you think the bear market value per square foot as a discount to the replacement cost would be for the assets? Where do you see them going to?
Mark Chrisman: Well, from our experience, or from what we’ve underwritten? I guess we can kind of address it two ways. But looking at these assets, kind of the way we’ve assumed our residuals, after we’ve achieved stabilization, we think that there’s still a fairly significant discount to replacement cost and a residual value versus replacement costs. So if I were to do the percentage, it would probably still be in the 25% to 30% discount range.
Neal Danix: For an optimized asset in each of these markets?
Mark Chrisman: Right. [And] think of the portfolio, so kind of aggregate, yes.
Neal Danix: Okay. In the public markets, which companies are your competitors or best comparable?
Mark Rose: It would be hard. I think this company is unique on that front, and it trades more like the private opportunity funds but in a public vehicle. To try to compare it against the REOCs, who all have a big development component, it would really be hard to do, so we see this one as a big more unique.
But, again, to focus you on the strategies that have been built, we’re talking about adding significant value in here through lease ups. So, I think it’s going to trade more against kind of the private opportunity funds more than it will against the REOCs.
Neal Danix: And given that, which metrics do you think would be best used to value the company today, price by NAV, a future multiple of earnings or EBITDA?
Mark Rose: I think it’s going to be based off of — more based off of earnings, but we will have the capital events to take into account, but I think your key metrics are going to be coming off of our earnings and EBITDA here.
Neal Danix: And in the past six months, you announced these three acquisitions and you mentioned that you filtered through $5.7 billion worth of deals. You’re feeling good looking forward for the next several months that similar type of opportunities will appear?
Mark Rose: Absolutely. It’s hard to add even more color to that. We have really seen a great number of properties. We will continue to see that. It was the strategy from day one. We don’t think the market fundamentals have changed to change that. Our field, our client relationship managers, our clients, have all been helpful. And so, yes, we do think that we will continue to see more originations.

Neal Danix: Just one other question — will Grubb & Ellis be able to still put properties into inventory, like they have been, while you’re in the proxy period, or does everything go on hold right now — ?
Mark Rose: That was a pure accommodation strategy, one time, for Grubb & Ellis Company to help with speed to market in terms of the marketplace and how fast you need to close and so that warehouse was set up for these three assets to transfer over to Realty Advisors. Everything else would be purchased by Realty Advisors going forward.
Neal Danix: Okay, so then everything’s on hold until that proxy goes definitive and you have the deal close?
Mark Rose: Yes, the next purchases, but we’ll still be working on originations.
Neal Danix: Okay, so you can set up LOIs or whatever. You can. Okay good, thanks.
Operator: Ladies and gentlemen, that concludes our question and answer session of today’s presentation. I would now like to turn the presentation back over to Mr. Mark Rose.
Mark Rose: Thank you, very much. Thank you for all of the questions. We will try — if any questions were not answered, we’ll be more than happy to answer your questions after this meeting. We look forward to working with all of you through the process, filing with the SEC, working through the proxy, and ultimately getting to a shareholder vote. Thank you for taking the time out to listen and to ask the thoughtful questions, and we look forward to talking to you soon.
Operator: Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.